John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

August 31, 2011

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Sarbanes Oxley Review

Dear Ms. Hatch:

On August 19, 2011, you provided comments to me relating to the Trust’s annual shareholder report for its series the Golub Group Equity Fund (the “Fund”) for the fiscal year ended January 31, 2011.  You noted that your review also covered the LS Opportunity Fund and the TEAM Asset Strategy Fund, but that there were no comments relating to those funds’ annual shareholder reports. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  This letter is being submitted in a correspondence filing.

1.	Comment:
In the financial highlights section of the Fund’s annual shareholder report for the year ended January 31, 2011, the table reflects a “Ratio of Expenses Before Waivers and Reimbursements” of 2.21%.  However, the fee table of the Fund’s prospectus dated May 31, 2011 (the “Prospectus”) reflects “Total Annual Fund Operating Expenses” of 1.97%.  Please explain this difference.

Response:
Huntington Asset Services, Inc., the Trust’s (and the Fund’s) administrator has advised that the Total Annual Fund Operating Expenses as reflected in the Prospectus is incorrect. This was an oversight that was not caught in the final review process. The Trust notes, however, that the Fund has since its inception been, and it continues to be, subject to an expense limitation arrangement between the Trust and the Fund’s investment adviser.  The “Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements” as disclosed in the fee table of the Fund’s prospectus reflects this expense limitation arrangement accurately.  The Trust believes this latter ratio is the more material expense related disclosure as it is reflective of what the Fund (and its shareholders) actually pays in terms of operating expenses.  Notwithstanding the foregoing, the Trust has made a decision to supplement the Prospectus and correct the disclosure of the Total Annual Fund Operating Expenses for the Fund.

2.	Comment:
Please advise whether the Trust considered including the effect of the Rule 12b-1 fee in the expense example provided in the Prospectus for years 2 – 10 as it is possible that the Rule 12b-1 fee could be activated during that time according to the disclosure contained therein.  Additionally, should the Fund activate the 12b-1 fee after May 31, 2012, please advise how the Trust intends to notify shareholders of the Fund of such activation.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
August 31, 2011

Response:
The expense example in the Prospectus does not include the effect of the Rule 12b-1 plan for years 2-10.  As noted above, the Trust has made a decision to supplement the Prospectus and correct the disclosure of the Total Annual Fund Operating Expenses for the Fund – this supplement will also revise the disclosure in the expense example.  Should the Trust activate the Fund’s 12b-1 plan in the future, the Trust will provide shareholders with at least 60 days notice by either filing a supplement to the Fund’s then current prospectus or by amendment to the Trust’s registration statement.

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively